As filed with the Securities and Exchange Commission on November 16, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ICORIA, INC.

(Exact name of registrant as specified in its charter)

Delaware	56-2047837
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

108 T.W. Alexander Drive,

Research Triangle Park, North Carolina 27709

(919) 425-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Heinrich Gugger, Ph.D., President and CEO

108 T.W. Alexander Drive,

Research Triangle Park, North Carolina 27709

(919) 425-3000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Neil Aronson, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(617) 542-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective, and from time to time thereafter as warrants to purchase common stock are exercised.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, $.01 par value per share	21,457,632	$0.39	(1)	$8,368,476.48	$1,061.00

(1)	Estimated at $0.39 per share, solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for the Common Stock of Icoria, Inc. on November 15, 2004, as reported on the NASDAQ National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2004

PROSPECTUS

ICORIA, INC.

21,457,632 SHARES OF COMMON STOCK

This prospectus relates to the resale, from time to time, of up to a 21,457,632 shares of our common stock by the selling stockholders described in the section entitled “Selling Stockholders” on page 13 of this prospectus. The selling stockholders identified in this prospectus may offer the shares from time to time through public or private transactions at prevailing market prices or at privately negotiated prices.

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. Upon the exercise of warrants by payment of cash, however, we will receive the exercise price of the warrants, which is $1,304,245. Some warrants, included in this registration statement, have a cashless exercise provision that allows the holder to receive shares of common stock equal to the value of the warrant without paying the exercise price in cash, therefore we would never receive these proceeds. To the extent we receive any cash upon any exercise of the warrant, we expect to use that cash for general corporate purposes. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholder will pay or assume brokerage commissions and similar charges incurred in connection with the sale of these shares.

Our common stock is listed on the Nasdaq National Market (the “Nasdaq”) under the symbol “ICOR.” On November 12, 2004, the last reported sale price of our common stock was $0.39 per share. Our principal executive offices are located at Icoria, Inc., 108 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709, and our telephone number is (919) 425-3000.

You should consider carefully the risks that we have described in “ Risk Factors” beginning on page 2 before deciding whether to invest in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS NOVEMBER     , 2004.

i

ABOUT THIS PROSPECTUS

You should read this prospectus and the information and documents incorporated by reference carefully. Such documents contain important information you should consider when making your investment decision. See “Incorporation of Certain Documents by Reference” on page 21. You should rely only on the information provided in this prospectus or documents incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions in which offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

ii

OUR BUSINESS

The following is only a summary. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC. Investing in our common stock involves risks. Therefore, please carefully consider the information provided under the heading “Risk Factors” beginning on page 2.

Overview

Icoria, Inc., formerly Paradigm Genetics, Inc., is an integrated systems biology company applying its proprietary platform to the discovery and development of safer, more effective drugs and agrichemicals. The Company intends to grow its business by partnering with pharmaceutical, biotech and agricultural companies and entities, while seeking to build its own portfolio of products. Additionally, the Company is leveraging its existing infrastructure to provide services that it intends generate near-term revenue.

In March 2004, the Company acquired TissueInformatics.Inc, a privately held company, which develops and applies automated pathology software for the quantitative analysis of tissue changes in drug discovery, disease assessment, toxicology, and tissue engineering. Management believes this acquisition provides the Company with a competitive advantage as the first company to combine gene expression profiling, biochemical profiling and quantitative tissue analysis in a systems biology approach to life sciences discovery. It is through this combination and analysis of different biological data streams that the Company believes it can identify novel biomarkers and targets that were previously inaccessible due to biological “noise.”

The Company’s business model targets near-term and mid-term revenues and cash flow from its current commercial partnerships, government contracts and grants, new commercial partnerships and our service businesses — Paradigm Array Labs™ and TissueInformatics® automated pathology software. In the long-term, the Company is targeting revenues and cash flow through the development of our proprietary product portfolio. The Company’s current proprietary product development efforts are focused on diagnostics for liver disease and injury, biomarkers and drugs for diabetes and obesity and novel agricultural compounds as well as the development and application of automated pathology software.

The Company has a $23.8 million five-year contract with the National Institute of Environmental Health Sciences (“NIEHS”) that was signed in September 2002 and began contributing to the Company’s revenue in the fourth quarter of 2002. In April 2003, the Company announced that NIEHS exercised an $8.4 million option under this contract bringing the total contact value to $32.2 million through 2007. Under the terms of the contract, the Company will use its technologies to determine how toxicants work and cause damage at the cellular level.

The Company currently has commercial partnerships with Bayer CropScience, a subsidiary of Bayer AG, (“Bayer”) in the area of crop protection and The Monsanto Company (“Monsanto”) and Pioneer Hi-Bred International, Inc. (“Pioneer”), a subsidiary of E.I. du Pont de Nemours and Company, in the area of crop trait discovery. The Company’s partnership with Bayer was signed in September 1998 and was extended in November 2003. Under the terms of the agreement, the companies intended to collaborate on herbicide discovery through September 2006. Management currently believes that Bayer will exercise its right to terminate the contract prior to the end of its term. The partnership with Monsanto was signed in November 1999 and began contributing revenues in the second quarter of 2000. As amended, the agreement commits Monsanto to a total partnership term of six years with committed funding through January 2006. The three-year partnership with Pioneer was signed in December 2003 and began contributing to the Company’s revenues in the first quarter of fiscal year 2004.

The Company’s Advanced Technology Program (“ATP”) grant from National Institute of Standards and Technology (“NIST”) was awarded in June 2002 for $11.7 million over five years to develop innovative tools for target discovery through the analysis of complex coherent data sets. This grant, the largest bioinformatics grant ever awarded in NIST’s Advanced Technologies Program history, supports the development of methods and tools for the creation, evaluation and analysis of coherent data sets. The grant will be shared between the Company and a joint venture partner based on the research work plan. The Company’s current joint venture partner is Agilent Technologies. Another grant with the National Science Foundation (“NSF”) for the development of a high throughput gene discovery system in Arabidopsis using geminivirus ended in June 2003.

During June 2004, the Company was awarded two Small Business Innovative Research (“SBIR”) contracts. The first contract was a SBIR Phase I/II contract from the NIEHS for biomarkers that predict the early onset of drug-indicated liver injury. This contract is worth up to $742,000, with $99,000 funded for the six-month Phase I part of the study and an additional $643,000 over two years for Phase II, upon the successful completion of Phase I. The Company was awarded a second SBIR Phase I/II contract from the National Institutes of Health for biomarker research in alcohol induced liver and brain injury. This contract is worth up to approximately $850,000, with $100,000 funded for the six-month Phase I part of the study and up to $750,000 over two years for Phase II, upon the successful completion of Phase I.

Unless the context otherwise requires, the terms “we”, “our”, “Company”, and “Icoria” as used herein refer to Icoria, Inc.

RISK FACTORS

Investing in our securities involves risk. Before making an investment decision, you should carefully consider the following risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.

If any of the matters described in the following section were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected. In such case, the value of our securities could decline and you could lose all or part of your investment.

We are an early stage company using unproven technologies and, as a result, we may never achieve, or be able to maintain, profitability.

You should evaluate us in light of the uncertainties affecting an early stage biotechnology company. Our GeneFunction Factory®platform, our FunctionFinder® system, our biochemical profiling platform, our bioinformatics efforts and our TissueInformatics® software are still evolving. We have not yet proven that determining the function of a gene in commercially significant target organisms or elucidating the biochemical profiles of cells, tissues, or fluids will enable us or our partners to develop commercial products. Furthermore, while we are continuing with our work in the agriculture sector, we are increasing our efforts to address the human health market with our biochemical profiling platform.

In the agriculture sector we have entered into only three commercial partnerships, with Bayer CropScience, Monsanto and Pioneer Hi-Bred International, Inc., a subsidiary of DuPont, to assist in development of certain new products that they are targeting, including herbicides and plants with improved nutritional and growth characteristics. In the human health sector we have only one commercial contract, which is with L’Oréal for the development of software for automated pathology slide screening of tissue-engineered skin. We acquired this contract through our acquisition of TissueInformatics.Inc. We have entered into a government contract and have received a government grant, which are helping us to develop our human health technologies. If we are unable to successfully achieve milestones or our commercial partners fail to develop commercially successful products, we will not earn certain revenues contemplated under such partnerships. In addition, we may not be able to enter into additional commercial partnerships. We do not control the resources that our commercial partners devote to our projects and our commercial partners may not perform their obligations. Our commercial partnerships are subject to termination rights by the commercial partners. If any of our commercial partners were to terminate its relationship with us, such as previously disclosed regarding Bayer, or fail to meet its contractual obligations, it could have a material adverse effect on our revenues and our ability to undertake research, to fund related and other programs and to develop, manufacture and market any products that may have resulted from the commercial partnership. Also, we may pursue opportunities in fields that conflict with our commercial partners or in which our commercial partners could become active competitors.

We have a history of net losses. We will continue to incur net losses that may depress our stock price.

We have incurred net losses in each year since our inception and expect these losses to continue. We experienced a net loss of approximately $12.2 million for the twelve months ended December 31, 2003 and approximately $10.3 million for the nine months ended September 30, 2004. As of September 30, 2004, we had an accumulated deficit of approximately $94.9 million. To date, we have derived substantially all of our revenues from three commercial partnerships, a government contract and government grants. We expect to derive revenue in the foreseeable future principally from government contracts and commercial contracts and partnerships. However, we expect our revenues from our commercial partnership with Bayer CropScience and Monsanto will decrease in 2004 and 2005, offset by expected revenue increases from the NIEHS contract and our commercial partnership with Pioneer Hi-Bred. We expect to spend a significant amount of capital to fund research and development and enhance our core technologies. As a result, we expect that our operating expenses will continue to increase in the near term and, consequently, we will need to generate significant additional revenues from existing commercial contracts and partnerships, grants and new revenue sources to become profitable. We cannot accurately predict when, if ever, we will become profitable.

Our business will require substantial additional capital, which we may not be able to obtain on commercially reasonable terms, if at all.

Our future capital requirements and level of expenses will depend upon numerous factors, including the costs associated with:

•	our research and development activities;

•	our administrative activities including business development, marketing and sales efforts;

•	the demand for our services; and

•	the consummation of possible future acquisitions of technologies, products or businesses.

We currently anticipate that our cash, cash equivalents and short-term investments will be sufficient to support our operations at least into the second half of 2005. To the extent that our existing resources are insufficient to fund our activities, we may need to raise funds through public or private financings involving the issuance of debt or equity securities. No assurance can be given that additional financings will be available or, if available, can be obtained on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for research and development, administration, business development or marketing, which could have a material adverse effect on our business. To the extent that additional capital is raised through the sale of equity or convertible securities, the issuance of such securities could result in dilution to our shareholders.

We do not currently meet all NASDAQ National Market System listing requirements, and if we continue to fail to meet such requirements, we would likely be delisted from the Nasdaq System.

Our common stock is quoted on the Nasdaq National Market. In order to continue to be included in the Nasdaq National Market, we must meet Nasdaq’s maintenance criteria, including a minimum bid price of $1.00 per share as well as a Stockholders’ Equity balance of $10 million. Since June 2004, the daily minimum bid price for our common stock was quoted at below $1.00 per share.

Currently, we have until December 20, 2004 to meet Nasdaq’s minimum bid criteria for ten consecutive days. Failure to meet the maintenance criteria of the Nasdaq National Market may result in the delisting of our common stock from the Nasdaq National Market. Our ability to remain listed on the Nasdaq National Market or become listed on the Nasdaq SmallCap Market is dependent on the market price of our common stock and the timing of any decision to move from one market to another. In the event of delisting, the trading market for our common stock could be diminished. If our common stock were delisted, in order to have our common stock relisted on the Nasdaq National Market, we would be required to meet the criteria for initial listing, which are more stringent than the maintenance criteria. Accordingly, we cannot assure you that if we were delisted we would be able to have our common stock relisted on the Nasdaq National Market or transferred to the Nasdaq SmallCap Market, and most likely our common stock would be quoted on the Over the Counter Bulletin Board. In addition, if our common stock were delisted from the Nasdaq National Market, it might become more difficult for us to raise additional capital, due to increased costs and potential diminished liquidity in the market for our common stock to accomplish our business objectives through the sale of our common stock or securities convertible into our common stock.

Our debt covenants could impact our cash position.

In April 2004, we modified the financial covenant in our debt agreement with Silicon Valley Bank (“SVB”). We are now obligated to maintain a minimum ratio of cash and investments to SVB debt of 1.75. This ratio is defined in our amended agreement with SVB as the ratio of unrestricted cash and investments to the amount of outstanding debt to SVB (including all amounts outstanding or letters of credit issued under the line of credit.) If we were to default on this financial covenant, we may be required to pay off the loan with SVB. As of September 30, 2004, our cash to SVB debt ratio was 1.91 and the aggregate amount outstanding under the SVB line of credit and term loan was approximately $3.7 million.

In October 2004, we issued a three year $5,000,000 secured convertible term note to Laurus Master Fund, Ltd. (“Laurus”) payable in monthly installments with interest. Under the terms of the note, we could be required to make interest and principal payments on the note in cash and, in the event of any default, we could be required to pay all amounts due under the note in cash. If this were to occur, it could cause us to default on our financial covenants in our debt agreement with SVB. These events would have a material adverse effect on our cash position. Both the debt agreement with SVB and the note issued to Laurus are secured by substantially all of our assets.

We expect to raise funds through public or private financings of our equity securities, which would, subject to the amount raised, allow us to avoid a default on our debt. No assurance can be given that such additional financings will be available or, if available, can be obtained on terms acceptable to us.

If we lose our key personnel or are unable to attract and retain additional personnel, our operations could be disrupted and our revenues could decrease.

Our success depends on the continued services and on the performance of our senior management and scientific staff. As previously disclosed in our Form 8-K dated November 9, 2004, Philip Alfano will step down from his role as Vice President, Finance, Chief Financial Officer and Treasurer effective December 31, 2004. Thereafter, Mr. Alfano and the Company intend that he remain employed on a part-time basis as Special Assistant to the CEO. The loss of the services of any of our senior management, including Mr. Alfano, or our scientific staff could seriously impair our ability to operate and achieve our objectives, which could reduce our revenues. Recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success.

In order to achieve our business objectives, we must identify, attract, train and motivate additional personnel with expertise in specific industries and areas applicable to the products developed through our technologies. We compete intensely for these personnel and we may be unable to achieve our personnel goals. Our failure to achieve any of these goals could seriously limit our ability to improve our operations and financial results.

If we do not compete effectively, our losses could increase.

We face intense competition in our biomarker and drug target discovery business from other biotechnology companies and large pharmaceutical companies. Our competition often also includes internal departments of these companies. A number of these companies are engaged in efforts to reduce the cost, risk and time of drug discovery and development cycles and small molecule discovery. Many of these competitors have been active in the human health field for a longer period and have greater financial resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do. If these competitors partner or commercialize their technologies or products before we do, they could render our technologies and products obsolete or noncompetitive. We expect that competition will increase as technical advances in genomics, metabolomics and data integration/coherence are made and become more widely known. In biomarker and drug target discovery, other companies that offer similar technologies include SurroMed, Inc. of Menlo Park, California and Beyond Genomics, Inc. of Waltham, Massachusetts, among others. In investigative toxicology, our competitors include CuraGen, Inc. of New Haven Connecticut and Gene Logic, Inc. of Gaithersburg, Maryland, among others.

We now compete with companies that offer software solutions for automated tissue pathology following the acquisition of our automated tissue pathology software in the TissueInformatics.Inc transaction in March 2004. We may fail to license our software product to pharmaceutical, biotechnology and tissue engineering companies if our competitors develop superior product offerings or are more successful in licensing their products to these companies due to greater financial resources, industry experience or sales and marketing capabilities, among other factors. Other companies that offer similar technologies in this area include LifeSpan Biosciences, Inc. of Seattle, Washington, among others.

Our Paradigm Array Labs™ microarray service business faces competition from other companies that offer similar technologies including gene expression profiling services and analysis, such as Gene Logic, Inc. of Gaithersburg, Maryland and Expression Analysis, Inc. of Durham, North Carolina. These competitors may have greater name recognition, larger more established customer bases and greater technical, marketing and other resources than we do to provide more competitive service offerings. As a result, they may be able to respond more quickly to new technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their services, and reduce prices if necessary to increase market share.

We also face intense competition in our agricultural line of business from plant genomics and agri-chemical companies. At times, we also compete with internal departments of our customers. In the areas of crop trait and crop protection discovery, other companies that offer similar technologies include Exelixis, Inc., Ceres, Inc., Mendel Biotechnology, Inc., Large Scale Biology Corporation and Diversa Corporation, among others.

If we are not able to adequately acquire and protect patents and licenses, we may not be able to operate our business and remain competitive.

Our business and competitive position will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. As of October 28, 2004, we had 84 U.S. patent applications pending and 50 international patent applications pending, which are subject to rights that we have granted to various collaborators and development partners. We own 27 issued U.S. patents and no issued patents in any other country. If each of the 27 issued U.S. patents is maintained for the longest term available under law, the earliest a patent will expire is 2019.

The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries.

The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:

•	our pending patent applications may not result in issued patents;

•	the claims of any issued patents may not provide meaningful protection;

•	we may be unsuccessful in developing additional proprietary technologies that are patentable;

•	our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

•	others may have patents that relate to our technology or business.

Third parties have filed, and in the future are likely to file, patent applications covering genes and gene function that we have developed or may develop or technology upon which our technology platform depends. If patent offices issue patents on these patent applications and we wish to use the claimed genes, gene functions or technology, we would need to obtain licenses from third parties. However, we might not be able to obtain any such license on commercially favorable terms, if at all, and if we do not obtain these licenses, we might be prevented from using certain technologies or taking certain products to market.

The patent positions of biopharmaceutical and biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. Patent law relating to the scope of claims in the field in which we operate is still evolving. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will apply for patents covering both our technologies and products, as we deem appropriate. However, other companies may challenge these applications and governments may not issue patents we request. Any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. Even though we seek to protect our proprietary information by entering into confidentiality agreements with employees, commercial partners and consultants, people may still disclose our proprietary information, and we might not be able to meaningfully protect our trade secrets.

If third parties make or file claims of intellectual property infringement against us or otherwise seek to establish their intellectual property rights, we may have to spend time and money in response and cease some of our operations.

Third parties may claim that we are employing their proprietary technology without authorization or that we are infringing on their patents. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products. In the event of a successful claim of infringement, courts may order us to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

If adverse public reaction limits the acceptance of genetically modified products, demand for any products that we or our collaborators may develop in agriculture and nutrition may decrease.

The commercial success of our product candidates in agriculture will depend in part on public acceptance of the use of genetically modified products, including drugs, food, plants and plant products. Claims that genetically modified products are unsafe for consumption or pose a danger to the environment may influence public attitudes. Any genetically modified product that we or our collaborators may develop may not gain public acceptance. Due to public reaction in both the United States and Europe, some food processors and restaurants have already decided not to sell food that has been genetically altered or that contains genetically altered ingredients. If this policy continues or becomes more common, there could be a decrease in demand for products that we or our commercial partners may develop.

Our business exposes us to risks of environmental liabilities.

Our research and development activities involve the controlled use of hazardous materials, chemicals and toxic compounds which could expose us to risks of accidental contamination, events of non-compliance with environmental laws, regulatory enforcement and claims related to personal injury and property damage. If an accident occurred or if we were to discover contamination caused by prior operations, we could be liable for cleanup obligations, damages or fines, and any liability could exceed our resources.

The environmental laws of many jurisdictions impose actual and potential obligations on us to remediate contaminated sites. These environmental remediation obligations could exceed our resources. Stricter environmental, safety and health laws and enforcement policies also could result in substantial costs and liabilities to us, and could subject our handling, manufacture, use, reuse or disposal of substances or pollutants to more rigorous scrutiny than is currently the case. Consequently, ongoing compliance with these laws could result in significant capital expenditures, as well as other costs and liabilities, which could materially adversely affect us.

If we were successfully sued for product liability, we could face substantial liabilities that exceed our resources.

We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. For example, a genetically modified food could, after it is sold, be found to cause illness in individuals who eat the food. Also, like other pharmaceutical products, those produced through genetically modified plants could be found to cause illness. These risks are inherent in the development of chemical, agricultural and pharmaceutical products. We currently do not have product liability insurance. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our commercial partners develop may be prevented or inhibited. If we are sued for any injury caused by our products, our liability could exceed our total assets.

Any product that we or our commercial partners develop using the gene function information we provide may be subject to a lengthy and uncertain government regulatory process that may not result in the necessary approvals, may delay the commercialization of these products or may be costly, any of which could reduce our revenues.

Any new product that we or our commercial partners develop will likely undergo an extensive regulatory review process in the United States by the FDA and the USDA and by regulators in other countries before it can be marketed or sold. For example, the FDA must approve any drug or biologic product before it can be marketed in the U.S. This review process can take many years and require substantial expense. In the future, we and our commercial partners may also be required to submit pre-market information to the FDA about food developed through biotechnology. Adverse publicity could lead to greater regulation and trade restrictions on imports and exports of genetically modified products. Changes in the policies of U.S. and foreign regulatory bodies could increase the time required to obtain regulatory approval for each new product.

Our efforts to date have been primarily limited to identifying targets. If regulators approve any products that we or our commercial partners develop, the approval may impose limitations on the uses for which a product may be marketed. Regulators may require the submission of post-market launch information about a product after approving it, and may impose restrictions, including banning the continued sale of the product, if they discover problems with the product or its manufacturer.

Our stock price is extremely volatile.

The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly life science companies, have been highly volatile. Our common stock began public trading in May 2000. The trading price of our common stock has been extremely volatile, and we believe it will remain highly volatile and may fluctuate substantially.

If our results of operations fluctuate and quarterly results are lower than the expectations of securities analysts, then the price of our common stock could fall.

Our operating results historically have fluctuated on a quarterly basis and are likely to continue to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors, which could cause our operating results to fluctuate, include:

•	the approval of the United States federal budget related to the funding of our contract with NIEHS;

•	expiration of research contracts with commercial partners, which may not be renewed or replaced;

•	the success rate of our discovery efforts leading to milestones and royalties;

•	the timing and willingness of commercial partners to commercialize our products which would result in royalties; and

•	general and industry specific economic conditions, which may affect our commercial partners’ research and development expenditures.

A large portion of our expenses, including expenses for facilities, equipment and personnel are relatively fixed. Accordingly, if revenues decline or do not grow as anticipated due to expiration of commercial partnerships or government contract or research grants, failure to obtain new contracts or other factors, we may not be able to correspondingly reduce our operating expenses. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would likely decline.

If our stockholders sell substantial amounts of our common stock, the market price of our common stock may fall.

The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. As of November 3, 2004, there were 36,323,274 shares of common stock outstanding. All of the (i) 11,847,727 shares sold in our initial public offering and our October 2001 direct offering, (ii) 422,459 shares issued to Celera and subsequently registered on Form S-3, (iii) outstanding shares issued pursuant to stock option exercises or purchases under our Employee Stock Purchase Plan that were registered on one of our registration statements on Form S-8, and (iv) shares that have been sold pursuant to Rule 144 or Rule 701 are freely transferable without restriction or further registration under the Securities Act, except for shares purchased by our “affiliates,” as defined in Rule 144 of the Securities Act. The remaining shares of common stock outstanding are “restricted securities” as defined in Rule 144. Holders of these shares may sell them in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

We may face challenges in integrating TissueInformatics.Inc, which could have negative financial consequences to our shareholders and us.

Our acquisition of TissueInformatics.Inc involves the integration of operations and personnel of TissueInformatics, including, among other things, the integration of TissueInformatics technologies in quantitative tissue analysis with our biomarker and target discovery programs. In addition, we expect to maintain operations in Pennsylvania due to the TissueInformatics.Inc. acquisition for some period of time. As a result, we will face challenges in managing an increased number of employees over a geographic distance. The process of this integration could cause an interruption of the activities of our businesses. The inability to successfully integrate the operations and personnel of TissueInformatics could have an adverse effect on us, and, as a result, the market price of our common stock could decline.

Anti-takeover provisions of Delaware law and our charter could make a third-party acquisition of us difficult.

The anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. We will be subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 will prohibit us from engaging in certain business combinations, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent someone from acquiring or merging with us. In addition, our restated certificate of incorporation and amended and restated by-laws contain certain provisions that may make a third party acquisition of us difficult, including:

•	a classified board of directors, with three classes of directors each serving a staggered three-year term;

•	the ability of the board of directors to issue preferred stock; and

•	the inability of our stockholders to call a special meeting or act by written consent.

Some of our existing stockholders can exert control over us and may not make decisions that are in the best interests of all stockholders.

Due to their combined stock holdings, our officers, directors and stockholders who beneficially own more than five percent of our common stock, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements, which we would not otherwise consider.

Future issuances of preferred stock may dilute the rights of our common stockholders.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, privileges and other terms of these shares. The board of directors may exercise this authority without the approval of the stockholders. The rights of the holders of any preferred stock that we may issue in the future may adversely affect the rights of holders of our common stock.

If performance milestones, as detailed under our merger agreement with TissueInformatics.Inc, are achieved we will be required to issue additional shares which will dilute the rights of our common stockholders.

In March 2004, we issued a total of approximately 3,400,000 shares of our common stock in connection with our acquisition of TissueInformatics.Inc. We may become obligated to issue up to an additional 2,400,000 shares of our common stock or options to purchase common stock on an “earn-out” basis upon the successful achievement of performance milestones on or before December 31, 2004. In connection with the acquisition, we also granted options and warrants to purchase up to 214,000 additional shares of our common stock to the then existing holders of outstanding options and warrants of TissueInformatics.Inc. If we are required to issue additional shares of common stock as a result of the “earn out” or upon the exercise or conversion of assumed options and warrants, our stockholders’ percentage ownership will be diluted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Our forecast of the period of time through which our financial resources will be adequate to support our operations and other statements contained in this report are forward-looking and involve risks and uncertainties. Actual results could vary as a result of a number of factors. We believe that our existing cash and investment securities and anticipated cash flow from existing revenue sources will be sufficient to support our current operating plan into 2005. We have based this estimate on assumptions that may prove to be wrong. It is possible that we may seek additional funding within this time frame. We may raise additional funds through public or private financing, collaborative relationships or other arrangements. We cannot assure you that additional funding, if sought, will be available or, even if available, will be available on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Our failure to raise capital when needed may harm our business and operating results. Our future capital requirements will depend on many factors, including:

•	the number, breadth and progress of our research programs;

•	the achievement of the milestones under certain of our existing commercial partnerships;

•	our ability to establish additional and maintain current and additional commercial partnerships;

•	our commercial partners’ success in commercializing products developed under our commercial partnership agreements;

•	our success in commercializing products to which we have retained the rights under our commercial partnerships;

•	the costs incurred in enforcing and defending our patent claims and other intellectual property rights;

•	the costs and timing of obtaining regulatory approvals for any of our products;

•	the ability of Icoria and TissueInformatics as a combined company to achieve revenue levels and other business objectives;

•	the achievement of revenue and other targets under the Company’s contract with L’Oréal;

•	the Company’s expectations with regard to revenue and operating cash forecasts; and

•	the Company’s ability to maintain compliance with financial covenants.

This report contains other forward-looking statements, including statements regarding: our ability to successfully develop and improve our GeneFunction Factory® platform, FunctionFinder® system, our Gene to Cell System™ approach, our metabolic profiling platform, databases and other technologies; the future prospects of our metabolomic platform, including the potential of the platform to improve the efficiency and lower the cost of drug discovery, decrease the time to market for new drugs, reduce toxic side effects of drugs, complement other genomic tools, and attract commercial partners to be a more efficient and proximal indicator of cellular physiology than genomics and proteomics platforms; our ability to industrialize the process of gene function discovery and metabolomics and generate information enabling the development of novel products; our ability to establish intellectual property protection for our gene function information, databases, processes and other technologies; product development and commercialization efforts; our strategy and market opportunities, anticipated increases in our revenues, and timing of revenues from commercial partnerships; our ability to meet or exceed our milestone targets and earn royalties under our commercial partnerships; our ability to enter into new partnerships and alliances; our intended use of our financial resources; our research and development and other expenses; our operational and legal risks; our ability to remain listed on the Nasdaq National Market or become listed on the Nasdaq SmallCap Market; and building shareholder value.

Such statements are based on management’s current expectations and are subject to a number of risks, factors and uncertainties that may cause actual results, events and performance to differ materially from those referred to in the forward-looking statements. These risks include, but are not limited to, our early stage of development, history of net losses, technological and product development uncertainties, reliance on research collaborations, uncertainty of additional funding and ability to protect our patents and proprietary rights.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares by the selling stockholders or their transferees pursuant to this offering.

The warrants to purchase 1,650,943 shares of our common stock that were issued to the selling stockholders in connection with the sale of the $5,000,000 secured convertible term note have weighted average exercise prices of $0.79 per share. These warrants are exercisable immediately for cash. However, the warrants issued to the placement agent in the transaction can be exercised through a cashless exercise provision. If all of the warrants without cashless exercise provisions were exercised for cash, we would receive approximately $1,304,245 in gross proceeds, which would be used for general corporate purposes.

DIVIDEND POLICY

We have not paid dividends on the common stock. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends on the common stock in the foreseeable future.

SELLING STOCKHOLDERS

This prospectus relates to the resale from time to time of up to a total of 21,457,632 shares of our common stock by the selling stockholders, which shares are comprised of the following:

(A) 14,890,774 shares to be registered in connection with our private placement with Laurus Master Fund, Ltd. (“Laurus”), as reported in our Current Report on Form 8-K dated October 21, 2004, which shares consist of: (i) 13,239,831 shares issuable upon conversion of a $5.0 million secured convertible term note and conversion of interest thereon and (ii) 1,650,943 shares issuable upon the exercise of warrants issued to Laurus.

(B) 5,623,462 shares to be registered in connection with our acquisition of and merger with TissueInformatics.Inc, (“TissueInformatics”), as reported in our Current Report on Form 8-K dated March 23, 2004, which shares consist of (i) 3,402,839 shares issued to holders of TissueInformatics common stock and preferred stock; and (ii) 2,219,243 shares pursuant to milestones which may be issuable as earnout shares in connection with our merger with TissueInformatics.

All 5,623,462 shares issued or issuable in connection with our acquisition of and merger with TissueInformatics.Inc are subject to agreements that the holders thereof will not dispose of such shares before March 11, 2005. In addition, approximately 1.2 million of such shares are subject to an escrow agreement for possible indemnification claims under the terms of the acquisition documentation and cannot be released from escrow prior to March 11, 2006.

(C) 943,396 shares to be registered in connection with compensation we paid to the principals of Stonegate Securities, Inc. Stonegate Securities, Inc. is a registered broker-dealer. The principals of Stonegate received warrants to purchase 943,396 shares of common stock as compensation for its services as placement agent in the private placement. The principals of Stonegate are so noted in the table below.

Pursuant to the terms of our private placement with Laurus and our acquisition of and merger with TissueInformatics, we filed a Registration Statement on Form S-3, of which this prospectus constitutes a part, in order to permit the selling stockholders to resell to the public the shares of our common stock issued or issuable in connection with those transactions. Other than as specified below, the selling stockholders have each represented to us that they have obtained the shares for their own account for investment only and not with a view to, or resale in connection with, a distribution of the shares, except through sales registered under the Securities Act or exemptions thereto.

The following table, to our knowledge, sets forth information regarding the beneficial ownership of our common stock by the selling stockholders as of November 16, 2004 and the number of shares being offered hereby by each selling stockholder. For purposes of the following description, the term “selling stockholder” includes pledgees, donees, permitted transferees or other permitted successors-in-interest selling shares received after the date of this prospectus from the selling stockholders. The information is based in part on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares, as well as any shares as to which the selling stockholder has the right to acquire beneficial ownership within sixty (60) days after November 16, 2004 through the exercise or conversion of any stock options, warrants, convertible debt or otherwise. Unless otherwise indicated below, each selling stockholder has sole voting and investment power with respect to its shares of common stock. The inclusion of any shares in this table does not constitute an admission of beneficial ownership by any selling stockholder. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

As part of our agreements with Laurus in the private placement described above, Laurus agreed that it may not receive shares of our common stock in conversion of the note or exercise of the warrants issued to Laurus to the extent such conversion or exercise would result in Laurus beneficially owning in excess of 4.99% of the issued and outstanding shares of our common stock. This restriction may be waived upon an event of default or at any time by Laurus upon 75 days prior notice to us. Further, Laurus has agreed that at no time shall its beneficial ownership exceed 19.99% of our issued and outstanding common stock. In no event may the Company issue more than 19.99% of the issued and outstanding common stock without the prior consent of the stockholders of the Company.

Shareholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered (A)	Shares Beneficially Owned After Offering (B)
			Number	Percentage

Laurus Master Fund, Ltd.(1)	14,890,774	14,890,774	—	*	**

The Manufacturers Life Insurance Company [U.S.A.] (2)	1,216,260	1,216,260	—	*	**

TVM V Life Science Ventures GmbH & Co. KG (111)	1,216,260	1,216,260	—	*	**

Motorola, Inc. (3)	493,046	493,046	—	*	**

Aurora Ventures IV, LLC (4)	456,097	456,097	—	*	**

InforMax, Inc.(5)	456,097	456,097	—	*	**

Scott Griffith (6)	314,466	314,466	—	*	**

Jesse Shelmire (7)	314,465	314,465	—	*	**

Robert Blakely (8)	314,465	314,465	—	*	**

Birchmere Ventures II, LP (9)	304,065	304,065	—	*	**

SEA Venture Capital Fund II, LP (10)	275,179	275,179	—	*	**

Peter C. Johnson, MD (11)	311,679	174,456	137,223	*	**

Michael J. Becich, MD, PhD (12)	92,449	92,362	87	*	**

Future Fund, Inc. (13)	76,016	76,016	—	*	**

Daniel L. Farkas, PhD (14)	72,129	72,042	87	*	**

ITM Holdings, Inc. (15)	51,359	51,359	—	*	**

Dennis S. Meteny (16)	49,719	49,719	—	*	**

Shareholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered (A)	Shares Beneficially Owned After Offering (B)
			Number	Percentage

Aris Melissaratos (17)	49,501	49,501	—	*	**

Mary Del Brady (18)	43,566	43,566	—	*	**

Jeffrey Shogan, MD (19)	40,515	40,515	—	*	**

Stanley Marks, MD (20)	40,515	40,515	—	*	**

John W. Eichleay, Jr. (21)	30,036	30,036	—	*	**

Curtis K. Fisher, MD (22)	26,186	26,186	—	*	**

Gregory T. & Susan M. Hebrank, Tenants by the Entireties (23)	24,140	24,140	—	*	**

Michael A. Wolcott (24)	22,076	22,076	—	*	**

David & Carole Smith (25)	20,507	20,507	—	*	**

Reed Smith, LLP (26)	16,952	16,952	—	*	**

Myra N. Williams, PhD (27)	15,812	15,812	—	*	**

James A. Wilkinson Contributory IRA (28)	15,203	15,203	—	*	**

Rita R. Resick (29)	15,203	15,203	—	*	**

Karen E. Johnson (30)	15,002	15,002	—	*	**

John C. Unkovic (31)	12,326	12,326	—	*	**

William Booker (32)	12,326	12,326	—	*	**

Michael P. & Ann M. Cervo (33)	11,711	11,711	—	*	**

Beckwith Investment, LP (34)	10,272	10,272	—	*	**

Esum Partnership #2 (35)	10,272	10,272	—	*	**

Fine Family Limited Partnership (36)	10,272	10,272	—	*	**

George F. Eichleay (37)	10,272	10,272	—	*	**

James S. Beckwith III (38)	10,272	10,272	—	*	**

John & Paola Notaro (39)	10,272	10,272	—	*	**

Proprietors of Forest Hills Cemetery (40)	10,272	10,272	—	*	**

Shareholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered (A)	Shares Beneficially Owned After Offering (B)
			Number	Percentage

B. Gordon Nelson (41)	9,860	9,860	—	*	**

VS/Interactive, LP (42)	9,714	9,714	—	*	**

Davies, McFarland & Carroll, P. C. Profit Sharing Plan (FBO David S. Smith) (43)	9,273	9,273	—	*	**

D’Appolonia Investments, LP (44)	8,218	8,218	—	*	**

Robert Hilekes (45)	8,218	8,218	—	*	**

James Colker and Janice Colker, Tenants by the Entireties (46)	7,602	7,602	—	*	**

National City Bank of PA Trustee, Buchanan Ingersoll PC Retirement Plan Share of William R. Newlin (47)	7,602	7,602	—	*	**

Stephen G. Robinson (48)	7,602	7,602	—	*	**

Gary A. Sokulski (49)	6,614	6,614	—	*	**

Martin T. & Linda B. Supowitz JT TEN WROS (50)	6,614	6,614	—	*	**

William Portman (51)	6,476	6,476	—	*	**

Lawrence R. Wechsler (52)	6,162	6,162	—	*	**

W. Pa. Hand Center, Inc. 401K Profit Sharing Plan JEI Rollover (53)	6,162	6,162	—	*	**

Konrad & Gisela Weis (54)	5,970	5,970	—	*	**

Daniel I. Booker (55)	5,629	5,629	—	*	**

Smithfield Trust Company, Trustee of Robert Y. Kopf, Jr. IRA (56)	5,136	5,136	—	*	**

Catharine M. Cathey (57)	4,109	4,109	—	*	**

James A. Wilkinson (58)	4,109	4,109	—	*	**

Joseph E. Imbriglia Irrevocable Trust (59)	4,109	4,109	—	*	**

Parker/Hunter, Inc. (60)	4,109	4,109	—	*	**

R. C. Lin, MD (61)	4,109	4,109	—	*	**

Shareholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered (A)	Shares Beneficially Owned After Offering (B)
			Number	Percentage

Stephen H. McKnight (62)	4,109	4,109	—	*	**

Michael & Kim Bentz (63)	3,860	3,860	—	*	**

USB/PaineWebber Cust FBO Mark Braughler IRA (64)	3,648	3,648	—	*	**

David Smith (65)	3,518	3,518	—	*	**

Alfred Weis (66)	3,096	3,096	—	*	**

Bettina Weis Killion (67)	3,096	3,096	—	*	**

Dennis Sheedy (68)	2,537	2,537	—	*	**

Douglas Heuck (69)	2,537	2,537	—	*	**

Peter Ellis, MD (70)	2,196	2,196	—	*	**

Robert B. & Christine R. Sommer (71)	2,195	2,195	—	*	**

Robert I. Goldstein (72)	2,195	2,195	—	*	**

Steven T. Hesky, PhD (73)	2,195	2,195	—	*	**

Henderson Family Trust (74)	2,156	2,156	—	*	**

Eugene N. Myers, MD (75)	2,053	2,053	—	*	**

Kenneth C. Shestak (76)	2,053	2,053	—	*	**

Ricardo L. Carrau (77)	2,053	2,053	—	*	**

Robert & Elizabeth Smith (78)	2,053	2,053	—	*	**

Three Rivers Urology PC Money Purchase Pension Plan FBO James McCague (79)	2,053	2,053	—	*	**

Rajiv Dhir, MD (80)	1,760	1,760	—	*	**

Johnson Family Trust (81)	1,671	1,671	—	*	**

John William Bookwalter III (82)	1,643	1,643	—	*	**

Maureen P. Kelly & Kevin A. Hayes (83)	2,082	1,643	439	*	**

PNC Bank, N.A. (84)	1,408	1,408	—	*	**

Ralph Roskies, PhD (85)	1,318	1,318	—	*	**

Shareholder	Number of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered (A)	Shares Beneficially Owned After Offering (B)
			Number	Percentage
Ellen A. Roth, PhD (86)	1,270	1,270	—	*	**

Franklin A. Bontempo, MD (87)	1,270	1,270	—	*	**

Karen Roche Galey, MD (88)	1,248	1,248	—	*	**

Kathleen M. Kelly (89)	1,232	1,232	—	*	**

Charlotte Himmel (90)	1,196	1,196	—	*	**

John L. Semple, MD (91)	1,099	1,099	—	*	**

Margaret & Carey Fleming (92)	1,099	1,099	—	*	**

Genine Bartolotta (93)	528	528	—	*	**

Yves Robinet (94)	1,936	528	1,408	*	**

Kelly Sieber (95)	719	439	280	*	**

Othman Abdulkarim (96)	439	439	—	*	**

Andrew & Jodi Hannah, JT WROS (97)	411	411	—	*	**

Mark Swaney (98)	4,575	352	4,223	*	**

Weston Markham (99)	1,629	221	1,408	*	**

Brian Cunningham (100)	176	176	—	*	**

John Freund (101)	176	176	—	*	**

Scott Hiemstra (102)	176	176	—	*	**

Scott Spear (103)	456	176	280	*	**

Anna Tsao (104)	87	87	—	*	**

Beth Skowvron (105)	87	87	—	*	**

Kelly Wolman (106)	367	87	280	*	**

Mary McEnheimer (107)	87	87	—	*	**

Steven Gilbert (108)	87	87	—	*	**

Susan Bower (109)	367	87	280	*	**

Loey Healy (110)	22	22	—	*	**

Total - All shares	21,603,627	21,457,632	145,995

***	Less than 1% of the issued and outstanding, 36,323,274 shares of common stock outstanding as of November 3, 2004.

(A)	Includes all shares issuable upon conversion of the principal and interest to become due on the Note and shares issuable upon exercise of the warrants held by Laurus. Laurus has contractually agreed to restrict its ability to convert the Note or exercise the warrants held by Laurus and receive shares of our common stock such that all shares then held by Laurus will not exceed 4.99% of our outstanding shares of common stock unless there has been an event of default or Laurus provides us with 75 days prior notice.

(B)	We do not know when or in what amounts a selling stockholder may offer shares of common stock for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(1)	Laurus Master Fund, Ltd. is an institutional fund specializing in providing financing to small capitalization publicly traded companies. Control of all investment decisions is vested with its investment manager, Laurus Capital Management, L.L.C. The principals of Laurus Capital Management are David Grin and Eugene Grin. By virtue of their positions as directors of Laurus Capital Management, Messrs. Grin exercise voting control over the shares of our common stock owned by Laurus Master Fund. Detail concerning the transaction between Laurus and the Company are incorporated by reference herein and set forth on the Current Report on Form 8-K filed on October 21, 2004 and the exhibits attached thereto.

(2)-(5) and (9)-(111)	These entities and individuals received their shares pursuant to the transaction between TissueInformatics.Inc and the Company. See the Current Report on Form 8-K filed March 24, 2004, as amended, for detail regarding the transaction.

(6),(7) and (8)	The principals of Stonegate Securities, Inc. who received shares pursuant to the Placement Agency Agreement dated July 14, 2003. See the incorporation of this agreement by reference in the Exhibits below.

(11)	Peter Johnson, was the former CEO of TissueInformatics.Inc and is currently an Executive Vice President, Chief Business Officer and Chief Medical Officer of the Company.

(16)	Dennis Meteny was a former member of the board of directors of TissueInformatics.Inc.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this Prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay all fees and expenses incident to the registration of the common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered in this prospectus will be passed upon for us by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts. Members of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. beneficially own no shares of Common Stock of the Company.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov, or at our web site at http://www.icoria.com. In addition, our stock is listed for trading on the Nasdaq National Market. You can read and copy reports and other information concerning us at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, Washington, D.C. 20006.

This prospectus is only part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933 and therefore omits certain information contained in the Registration Statement. We have also filed exhibits and schedules with the Registration Statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may:

•	inspect a copy of the Registration Statement, including the exhibits and schedules, without charge at the public reference room,

•	obtain a copy from the SEC upon payment of the fees prescribed by the SEC, or

•	obtain a copy from the SEC’s web site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with them, which means that we can disclose important information in this prospectus by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, excluding any information furnished to the SEC pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K (or any exhibits furnished pursuant to Item 9.01 of such Form and as described in General Instruction B.2 to such Form) and any certification furnished to the SEC as an exhibit to any periodic report on Form 10-K or Form 10-Q. The documents we are incorporating by reference as of their respective dates of filing are:

•	Current Report on Form 8-K, filed November 16, 2004 providing the unaudited condensed combined financial statements of the Company and TissueInformatics.Inc for the nine-month period ended September 30, 2004 (File No. 000-30365);

•	Quarterly Report on Form 10-Q for the period ended September 30, 2004, filed on November 15, 2004 (File No. 000-30365);

•	Current Report on Form 8-K, filed November 9, 2004 (other than the information furnished pursuant to Items 2.02. 7.01 or 9.01 of such Report and the exhibit thereto), announcing the financial results of the quarter, a change in employment for a principal officer and an FD event (File No. 000-30365);

•	Current Report on Form 8-K, filed October 21, 2004, announcing the private placement and sale of the secured convertible term note (File No. 000-30365);

•	Current Report on Form 8-K, filed August 20, 2004 (other than the information furnished pursuant to Item 9 of such Report and the exhibit thereto), announcing the change of the Company’s name to Icoria, Inc. (File No. 000-30365);

•	Quarterly Report on Form 10-Q for the period ended June 30, 2004, filed on August 16, 2004 (File No. 000-30365);

•	Current Report on Form 8-K, filed August 3, 2004 (other than the information furnished pursuant to Item 12 of such Report and the exhibit thereto), announcing the financial results of the quarter (File No. 000-30365);

•	Amendment of Current Report on Form 8-K/A, filed May 25, 2004, amending the Form 8-K, filed March 24, 2004, to include required financials (File No. 000-30365);

•	Quarterly Report on Form 10-Q for the period ended June 30, 2004, filed on August 16, 2004 (File No. 000-30365);

•	Current Report on Form 8-K, filed April 29, 2004 (other than the information furnished pursuant to Item 12 of such Report and the exhibit thereto), announcing the financial results of the quarter (File No. 000-30365);

•	Proxy Statement for Annual Meeting of Stockholders on Schedule 14A, filed on March 31, 2004 (File No. 000-30365);

•	Our Annual Report on Form 10-K for the year ended December 31, 2003, filed on March 30, 2004 (File No. 000-30365);

•	Current Report on Form 8-K, filed March 24, 2004, announcing the acquisition of and merger with TissueInformatics.Inc (File No. 000-30365);

•	Current Report on Form 8-K, filed February 20, 2004 (other than the information furnished pursuant to Item 12 of such Report and the exhibit thereto), announcing the financial results of the ear ended December 31, 2003 (File No. 000-30365);

•	Current Report on Form 8-K, filed January 30, 2004, announcing the agreement to acquire and merge with TissueInformatics.Inc (File No. 000-30365); and

•	The description of the Registrant’s Common Stock contained in the Company’s Registration Statement on Form 8-A (File No. 000-30365) filed with the Commission on April 17, 2000 pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

You may request, orally or in writing, a copy of these filings, which will be provided to you at no cost, by contacting Heinrich Gugger, Ph.D., President and CEO, 108 T.W. Alexander Drive, Research Triangle Park, North Carolina 27709, (919) 425-3000.

To the extent that any statements contained in a document incorporated by reference are modified or superceded by any statements contained in this prospectus, such statements shall not be deemed incorporated in this prospectus except as so modified or superceded.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and prior to the termination of this offering (other than any information furnished to the SEC pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K (or any exhibits furnished pursuant to Item 9.01 of such Form and as described in General Instruction B.2 to such Form) and other than any certification furnished to the SEC as an exhibit to any periodic report on Form 10-K or Form 10-Q) are incorporated by reference and become a part of this prospectus from the date such documents are filed. Any statement contained in this prospectus or in a document incorporated by reference is modified or superceded for purposes of this prospectus to the extent that a statement contained in any subsequent filed document modifies or supercedes such statement.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the Company’s estimates (other than the SEC registration fees) of the expenses in connection with the issuance and distribution of the shares of common stock being registered. None of the following expenses are being paid by the selling stockholders.

SEC registration fee	$1,061.00
Accounting fees and expenses	$60,000.00
Legal fees and expenses	$70,000.00
Miscellaneous fees and expenses	$30,939.00

TOTAL	$162,000.00

Item 15. Indemnification of Directors and Officers

Subsection (a) of Section 145 of the General Corporation Law of Delaware (the “DGCL”) empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification or advancement of expenses provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Reference is also made to Section 102(b)(7) of the DGCL, which enables a corporation in its certificate of incorporation to eliminate or limit the personal liability of a director for monetary damages for violations of a director’s fiduciary duty, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.

Section A of Article Tenth of the Restated Certificate of Incorporation of the Registrant provides that, to the fullest extent permitted by the Delaware General Corporation Law as the same now exists or may hereafter be amended, the Registrant shall indemnify, and advance expenses to, its directors and officers and to any person who is or was serving at the request of the Registrant as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, if such person was or is made a party to or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Registrant or is or was serving at the request of the Registrant as provided above, including service with respect to an employee benefit plan. Section A of Article Tenth also provides that except with respect to proceedings to enforce rights to indemnification or as is otherwise required by law, the Registrant shall not be required to indemnify, and advance expenses to, any director, officer or other person in connection with a proceeding (or part thereof) initiated by such director, officer or other person, unless such proceeding (or part thereof) was authorized by the Board of Directors.

Section B of Article Tenth of the Restated Certificate of Incorporation of the Registrant provides that the indemnification and advancement of expenses provided by Article Tenth shall not be deemed exclusive of any other rights such person seeking indemnification or advancement of expenses may be entitled to under any By-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. Pursuant to Section C of Article Tenth of the Restated Certificate of Incorporation of the Registrant, the

Registrant may maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, trustee, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Registrant would have the power to indemnify such person against such liability under Article Tenth. Section D of Article Tenth of the Restated Certificate of Incorporation of the Registrant provides that indemnification and advancement of expenses provided by, or granted pursuant to, Article Tenth shall, unless otherwise specified when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person. Such Section D of Article Tenth also provides that no repeal or amendment of Article Tenth shall adversely affect any rights of any person pursuant to Article Tenth which existed at the time of such repeal or amendment with respect to acts or omissions occurring prior to such repeal or amendment.

Article Eleventh of the Restated Certificate of Incorporation of the Registrant provides that no director shall be personally liable to the Registrant or its stockholders for any monetary damages for breaches of fiduciary duty as a director; provided, such provision shall not eliminate or limit the liability of a director, to the extent that such liability is imposed by applicable law (i) for the breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 or successor provisions of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit. Article Eleventh also provides that no amendment to or repeal of Article Eleventh shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of such director occurring prior to the amendment or repeal and that if the Delaware General Corporation Law is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a director of the Registrant shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. A director shall also mean a Continuing Director as defined in Article Thirteenth of the Restated Certificate of Incorporation.

Section 1 of Article VII of the Registrant’s Amended and Restated By-laws provides that each person who was or is made a party to or is otherwise involved (including, without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or an officer of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”) whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Registrant to provide broader indemnification rights than such law permitted the Registrant to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnittee in connection therewith. Such Article VIII also provides that except with respect to proceedings to enforce rights to indemnification pursuant to Section 3 of Article VIII or as otherwise required by law, the Registrant shall not be required to indemnify or advance expenses to any such Indemnitees in connection with a proceeding (or part thereof) initiated by such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee unless such proceeding (or part thereof) was authorized by the Board of Directors.

Section 2 of Article VII of the Registrant’s Amended and Restated By-laws provides that the right to indemnification conferred in Section 1 of Article VII shall include the right to be paid by the Registrant the expenses (including attorney’s fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Registrant of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such Indemnitee is not otherwise entitled to be indemnified for such expenses under Section 2 of Article VII or otherwise. Section 2 of Article VII also provides that the rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of Article VII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators and that any repeal or amendment of any of the provisions of Article VII shall not adversely affect any right or protection of an Indemnitee existing at the time of such repeal or modification.

Section 3 of Article VII of the Registrant’s Amended and Restated By-laws provides that if a claim under Section 1 or 2 of Article VII is not paid in full by the Registrant within 60 days after a written claim has been received by the Registrant, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Registrant to recover the unpaid amount of the claim. Section 3 of Article VII also provides that if the Indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Registrant to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. Section 3 of Article VII also provides that in (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Registrant to recover an advancement of expenses pursuant to the terms of an undertaking, the Registrant shall be entitled to receive such expenses upon a final adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Furthermore, such Section provides that neither the failure of the Registrant (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such suit that the indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, not an actual determination by the Registrant (including its Board of Directors, independent legal counsel or its stockholders) that the Indemnitee has not met the applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. Such Section also provides that in any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses under Article VII, or brought by the Registrant to enforce a right to indemnification or to an advancement of expenses under Article VII pursuant to the terms of an undertaking, the burden of providing that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under Article VII or otherwise shall be on the Registrant.

Section 4 of Article VII of the Registrant’s Amended and Restated By-laws provides that the rights to indemnification and to the advancement of expenses conferred in Article VII shall not be exclusive of any other right to which any person may have or hereafter acquire under any statute, the Registrant’s Certificate of Incorporation as amended from time to time, the Amended and Restated By-laws, any agreement, any vote of the stockholders or disinterested directors or otherwise. Section 5 of Article VII of the Registrant’s Amended and Restated By-laws provides that the Registrant may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Registrant or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Registrant would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law. Section 6 of Article VII of the Registrant’s Amended and Restated By-laws provides that the Registrant may, to the extent authorized from time to time by its Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Registrant to the fullest extent of the provisions of Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Registrant.

Item 16. Exhibits

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1	Form of Common Stock Certificate (Filed as Exhibit 4.1 to the Registration Statement on Form S-1, as amended, No. 333-30758, and incorporated herein by reference).

3.2	Restated Certificate of Incorporation, as amended (Filed as Exhibit 3.2 to the Registration Statement on Form S-1, as amended, No. 333-30758, and incorporated herein by reference).

3.3	Amendment to the Restated Certificate of Incorporation (Filed as Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the SEC on August 16, 2004, and incorporated herein by reference).

3.4	Amended and Restated By-laws (Filed as Exhibit 3.2 to Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the SEC on March 30, 2001, and incorporated herein by reference).

5	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as to the legality of the shares being registered. Filed herewith.

10.1	Securities Purchase Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.2	Master Security Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.2 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.3	Registration Rights Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.3 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.4	Form of Two Year Warrant with Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.4 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.5	Form of Five Year Warrant with Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.5 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.6	Placement Agency Agreement, by and between Icoria, Inc. and Stonegate Securities Inc., dated as of July 14, 2004. (Filed as Exhibit 10.6 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.7	Registration Rights Agreement, by and between Icoria, Inc. and Stonegate Securities Inc., dated as of July 14, 2004. (Filed as Exhibit 10.7 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.8	Form of Stonegate Securities Inc. Warrant, dated as of July 14, 2004. (Filed as Exhibit 10.8 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.9	Form of Stonegate Securities Inc. Warrant, dated as of October 19, 2004. (Filed as Exhibit 10.9 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.10	Secured Promisory Note by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.10 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in opinion of counsel filed as Exhibit 5).

24	Power of Attorney (included on the signature page of this Registration Statement).

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any Prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Research Triangle Park, North Carolina, on November 16, 2004.

ICORIA, INC.

By:	/s/ Heinrich Gugger
Heinrich Gugger
President and CEO

The registrant and each person whose signature appears below constitutes and appoints Heinrich Gugger and Philip R. Alfano, his, her or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him, her or it and in his, her or its name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he, she, or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date
By:	/s/ Heinrich Gugger	President and Chief Executive Officer (principal executive officer)	November 16, 2004
Heinrich Gugger

By:	/s/ Philip R. Alfano Philip R. Alfano	Vice President, Finance, Chief Financial Officer and Treasurer (principal financial and accounting officer)	November 16, 2004

By:	/s/ G. Steven Burrill	Director	November 16, 2004
G. Steven Burrill

By:	/s/ Michael Summers	Director	November 16, 2004
Michael Summers

By:	/s/ Robert Goodman	Director	November 14, 2004
Robert Goodman

By:	/s/ Henri Zinsli	Director	November 16, 2004
Henri Zinsli

By:	/s/ Mark B. Skaletsky	Director	November 16, 2004
Mark B. Skaletsky

By:	/s/ Susan K. Harlander	Director	November 16, 2004
Susan K. Harlander

By:	/s/ Leroy E. Hood	Director	November 12, 2004
Leroy E. Hood

By:	/s/ Peter G. Tombros	Director	November 16, 2004
Peter G. Tombros

By:	/s/ Douglas R. Morton	Director	November 16, 2004
Douglas R. Morton

[REMAINDER OF THE PAGE LEFT BLANK]

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
3.1	Form of Common Stock Certificate (Filed as Exhibit 4.1 to the Registration Statement on Form S-1, as amended, No. 333-30758, and incorporated herein by reference).

3.2	Restated Certificate of Incorporation, as amended (Filed as Exhibit 3.2 to the Registration Statement on Form S-1, as amended, No. 333-30758, and incorporated herein by reference).

3.3	Amendment to the Restated Certificate of Incorporation (Filed as Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the SEC on August 16, 2004, and incorporated herein by reference).

3.4	Amended and Restated By-laws (Filed as Exhibit 3.2 to Annual Report on Form 10-K for the fiscal year ended December 31, 2000, as filed with the SEC on March 30, 2001, and incorporated herein by reference).

5	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. as to the legality of the shares being registered. Filed herewith.

10.1	Securities Purchase Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.1 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.2	Master Security Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.2 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.3	Registration Rights Agreement, by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.3 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.4	Form of Two Year Warrant with Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.4 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.5	Form of Five Year Warrant with Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.5 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.6	Placement Agency Agreement, by and between Icoria, Inc. and Stonegate Securities Inc., dated as of July 14, 2004. (Filed as Exhibit 10.6 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.7	Registration Rights Agreement, by and between Icoria, Inc. and Stonegate Securities Inc., dated as of July 14, 2004. (Filed as Exhibit 10.7 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.8	Form of Stonegate Securities Inc. Warrant, dated as of July 14, 2004. (Filed as Exhibit 10.8 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.9	Form of Stonegate Securities Inc. Warrant, dated as of October 19, 2004. (Filed as Exhibit 10.9 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

10.10	Secured Promisory Note by and between Icoria, Inc. and Laurus Master Fund, Ltd., dated as of October 19, 2004. (Filed as Exhibit 10.10 to the Current Report on Form 8-K, filed on October 21, 2004, and incorporated herein by reference.)

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in opinion of counsel filed as Exhibit 5).

24	Power of Attorney (included on the signature page of this Registration Statement).